

August 4, 2015

Via E-mail
Ken Z. Cai, President
Minco Gold Corporation
Suite 2772, 1055 West Georgia Street
P.O. Box 11176
Vancouver, B.C., Canada V6E 3R5

Re: **Minco Gold Corporation**
            Form 20-F for the Year Ended December 31, 2014
            Filed March 31, 2015
            Response Dated July 27, 2015
            File No. 001-32670

Dear Mr. Cai:

We have reviewed your July 27, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014
Item 5. Operating and Financial Review and Prospects
Summary of quarterly results, page 46

1.   It appears that you have filed your 2015 interim financial statements and related management discussion and analysis on SEDAR. Please note that if material information is required to be made public by your domestic laws or distributed to stockholders or to a national exchange you are also required to furnish the same material information in a 6-K to the Commission pursuant to Rule 13(a)-16 and 15(d)-16 of Securities Exchange Act of 1934. Please refer to the guidance in General Instruction B to the Form 6-K. In addition, please confirm that you will comply with General Instruction B to the Form 6-K and Rule 13(a)-16 and 15(d)-16 of Securities Exchange Act in the future.

Please contact Steve Lo at (202) 551-3394 or Angela Lumley at (202) 551-3398 with questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining